Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of ArTara Therapeutics, Inc. (formerly Proteon Therapeutics, Inc.) on Form S-8 of our report dated November 6, 2019, except as to Notes 4 and 7 as to which the date is December 4, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern  with respect to our audits of the consolidated financial statements of ArTara Therapeutics, Inc. as of December 31, 2018 and 2017 and for the year ended December 31, 2018 and for the period from June 2, 2017 (inception) through December 31, 2017, appearing in the Prospectus filed on a  Registration Statement pursuant to Rule 424 (b)(3) of ArTara Therapeutics, Inc. (formerly Proteon Therapeutics, Inc.).

/s/ Marcum LLP

Marcum LLP

New York, New York

January 14, 2020